Mail Stop 3561

February 13, 2006

Frank W. Getman
President and Chief Executive Officer
BayCorp Holdings, Ltd.
1 New Hampshire Avenue, Suite 125
Portsmouth, NH   03801

RE: BayCorp Holdings, Ltd.
Form 10-K for the Year Ended December 31, 2004 filed March 31, 2005
as   amended September 30, 2005
Form 10-Q for the Quarter Ended June 30, 2005 filed August 5, 2005
File No. 1-12527

Dear Mr. Getman:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

.

Sincerely,

Michael Moran
Branch Chief